Filed Pursuant to Rule 433
Dated June 4, 2014
Registration Statement No. 333-184198

McDONALD'S CORPORATION

USD 500 Million 3.250% Medium-Term Notes Due 2024

Summary of Terms

Issuer:	McDonald's Corporation
Ratings:	A2 / A / A (Moody's / Standard & Poor's / Fitch) *
Trade Date:	June 4, 2014
Settlement Date:	June 9, 2014
Maturity Date:	June 10, 2024
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 500,000,000
Coupon:	3.250%
Issue Price:	99.720% of the principal amount
Yield to Maturity:	3.283%
Spread to Benchmark Treasury:	T + 67 basis points
Benchmark Treasury:	2.500% 10-year note due May 15, 2024
Benchmark Treasury Yield:	2.613%
Coupon Payments:	Pays Semi-Annually on the 10th day of June and December, beginning December 10, 2014
Day Count:	30 / 360
Redemption Provision:	Callable at any time at a make-whole price of the greater of (a) 100% of the principal amount, or (b) discounted present value at Treasury Rate plus 10 basis points
Joint Bookrunners:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBS Securities Inc.
CUSIP:	58013MES9

Concurrent Offerings: The issuer is offering, and expects to issue on June 11, 2014 under its Global Medium-Term Note Program pursuant to Regulation S under the Securities Act of 1933, as amended, EUR 400 million of 2.625% Notes Due 2029 and GBP 300 million of 4.125% Notes Due 2054. The closing of the offering of the Notes offered hereby is not contingent on the concurrent offerings.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald's Corporation toll-free at 1-800-228-9623; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Goldman, Sachs & Co. toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

* A credit rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning credit rating agency. Each credit rating is applicable only to the specific security to which it applies. Investors should make their own evaluation as to whether an investment in the security is appropriate.